PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 4HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: www.peterhambro.com Email: corporate@peterhambro.com

24th October 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance,
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

RE: Peter Hambro Mining Plc
Exemption No. 082-34734

Dear Sir or Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining Plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) the Securities Exchange Act of 1934:

Announcement of:

- 15th October (2)
- 17th October

Yours faithfully,

PETER HAMBRO MINING PLC

By:

Heather Williams
Company Secretary

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

15th October 2007

Holdings in Company

Peter Hambro Mining Plc (the "Company") has today received notification by Vanguard Precious Metals and Mining Fund that its holding in the Company has increased to 3,267,368 Ordinary shares, representing 4.03% of the total issued share capital of the Company.

Enquiries:

Alya Samokhvalova	Director of External Communications	+44 (0) 20 7201 8900
Tom Randell	Merlin	+44 (0) 20 7653 6620
Patrick Magee	JPMorgan Cazenove	+44 (0) 20 7155 4525

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

15th October 2007

Holdings in Company

Peter Hambro Mining Plc (the "Company") has today received notification by Standard Life Investments Limited that its holding in the Company has increased to 4,357,525 Ordinary shares, representing 5.37% of the total issued share capital of the Company.

Enquiries:

Alya Samokhvalova	Director of External Communications	+44 (0) 20 7201 8900
Tom Randell	Merlin	+44 (0) 20 7653 6620
Patrick Magee	JPMorgan Cazenove	+44 (0) 20 7155 4525

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH

TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

Wednesday, 17 October 2007

PETER HAMBRO MINING PLC
EXERCISE OF GREENSHOE ON GOLD EQUIVALENT EXCHANGEABLE BONDS OFFERING

Peter Hambro Mining Plc (the "Company"), announces that further to the announcement made on 5 October 2007, the greenshoe of US$10m for the Gold Equivalent Exchangeable Bonds due 2012 (the "Bonds") has been successfully exercised in full, taking the total issue size to US$180m.

The Bonds will be issued at par by the Company's wholly-owned subsidiary Peter Hambro Mining Group Finance Limited (the "Issuer") and will be guaranteed by the Company. The Bonds will carry a coupon of 7% per annum payable semi-annually in arrear and will be exchangeable at the option of the holders into the cash equivalent at the time of the exchange of (in aggregate) up to 180,000 Troy ounces of gold at any time from the second anniversary of the settlement of the bonds up until 20 days prior to the maturity of the Bonds. The Issuer has the option to call the Bonds at par plus accrued interest after the fourth anniversary of the settlement provided that the London afternoon gold price fixing reaches a level of US$1,500 per Troy ounce, with investors retaining the right to convert within the call period up to the fifteenth day before the date fixed by the call for redemption. If not exchanged or previously redeemed the Bonds will be redeemed at par on or about 19 October 2012.

Application has been made for the Bonds to be admitted to trading on the Channel Islands Stock Exchange, but not on any other stock exchange.

The Company intends to use the net proceeds of the offering for the development of its Malomir deposit and its Yamal assets, the modular enlargement of its processing facilities at Pioneer and to fund the exploration and development of a number of other assets within the Group's portfolio.

JPMorgan Cazenove Limited is acting as the sole bookrunner of the offering and is joint broker to the Company. Cannacord Adams Inc. and VTB Bank Europe plc are acting as co-lead managers. Settlement is expected on or about 19 October 2007, following receipt of the necessary consent to the raising of the proposed funds from the Guernsey Financial Services Commission.

JPMorgan Cazenove Limited may, to the extent permitted by applicable law, over-allot and effect other transactions with a view to supporting the market price of the Bonds at a higher

level than that which might otherwise prevail in the open market. JPMorgan Cazenove Limited is not required to enter into such transactions. Such activity if commenced may be discontinued at any time. In connection with the offer of Bonds, the Company and the Issuer have agreed to over-allotments being made and the Issuer agreed to issue the additional Bonds referred to in this release to satisfy such over-allotments if required at the option of JPMorgan Cazenove Limited.

Note: this announcement updates and corrects the announcement made on 5 October 2007 where it was stated that the upsized issue size of US$170m, with a greenshoe of US$10m could be exchangeable in aggregate into the cash equivalent of 150,000 Troy ounces of gold. This announcement states that the US$180m issue size can be exchangeable in aggregate into the cash equivalent of up to 180,000 Troy ounces of gold.

- END -

For further information:

Alya Samokhvalova	Peter Hambro Mining	T: +44 207 201 8900
Tom Randell	Merlin Financial	T: +44 207 653 6620
Ian Hannam	JPMorgan Cazenove	T: +44 207 588 2828
Patrick Magee	JPMorgan Cazenove	
Joe Seifert	JPMorgan Cazenove	

THIS DOCUMENT IS NOT FOR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES. THIS DOCUMENT IS NOT AN OFFER OF SECURITIES FOR SALE INTO THE UNITED STATES. THE SECURITIES DESCRIBED IN THIS DOCUMENT MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS (AS SUCH TERM IS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED) UNLESS THEY ARE REGISTERED OR EXEMPT FROM REGISTRATION. THERE WILL BE NO PUBLIC OFFER OF SECURITIES IN THE UNITED STATES.

The distribution of this document and other information in connection with the Bonds in certain jurisdictions may be restricted by law and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

*This document is directed only at persons who (i) are outside the United Kingdom or (ii) have professional experience in matters relating to investments or to whom this document may otherwise be directed without contravention of section 21 of the Financial Services and Markets Act 2000 (all such persons together being referred to as "**Relevant Persons**"). This document is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this document relates is available only to Relevant Persons and will be engaged only with Relevant Persons. In addition, if and to the extent that this document is communicated in, or the offered securities to which it relates is made in, any EEA member state that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any member state, the "**Prospectus Directive**"), this document and the Bonds are only addressed to and directed at persons in that member state who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted on or relied on by other persons in that member state.*

*This document does not constitute or form part of an offer to sell, or the solicitation of an offer to subscribe for, any securities to any person in the United States or in any jurisdiction to whom or in which such offer or solicitation is unlawful. None of the securities described herein have been or will be registered under the U.S. Securities Act of 1933 (as amended) (the "**Securities Act**") or under the securities laws or with any securities regulatory authority of any state or other jurisdiction of the United States or of any province or territory of Australia,*

Canada or Japan. The securities described herein are being placed and sold only outside the United States to non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act. None of the securities described herein may be offered or sold in the United States or to U.S. persons absent an exemption from the applicable registration requirements of the Securities Act.

END